FORM 10-QSB

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended
December 31,
2003	2002

NET INCOME Net income <loss> applicable to common shares for basic earnings per share	$172,010	$<1,396,030>

Net income <loss> applicable to common shares for diluted earnings per share	$172,010	$<1,396,030>

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,219,750	1,219,750

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	18,472	- *

Total shares for diluted earnings per share	1,238,222	1,219,750

Basic Earnings Per Common Share	$.14	$<1.14>

Diluted Earnings Per Common Share	$.14	$<1.14>

*  Net effect of stock options was antidilutive for the period.